GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road

Greenwood Village, CO 80111

May 4, 2011

VIA EDGAR AND E-Mail

Patrick Scott

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4644

RE:	Great-West Life & Annuity Insurance Company (“Company”)

SecureFoundation Group Fixed Deferred Annuity Certificate

File No. 333-163244

Dear Mr. Scott

On behalf of Great-West Life & Annuity Insurance Company (the “Company”), enclosed for your convenience is a courtesy copy of the prospectus as filed pursuant to Rule 424(b)(3) under the Securities Act of 1933 (the “Prospectus”).

The Prospectus incorporates changes made in response to the comment raised by the Commission staff in an email to the Stephen Roth of Sutherland dated May 2, 2011 on the registration statement originally filed with the Commission on April 11, 2011.

The following paragraphs provide the Company’s response to each comment raised by the Commission staff. For the staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

Comment

On page 9, under “IRA Rollovers:” The first paragraph provides in part that “[y]our new Benefit Base after the IRA rollover will only equal the benefit base you had under your tax-deferred retirement plan if you: . . . (b) invest in the same Covered Fund approved by Great-West, as described below, except if you are in Settlement Phase.” However, the new second paragraph provides “[i]n order to be eligible to maintain your Benefit Base from your tax-deferred retirement plan, you must invest in the corresponding Covered Fund in the IRA as described below[.]” Please clarify the relevant disclosure in the first paragraph by replacing the word “same” with “corresponding” so that the disclosure would read, in part, “(b) invest in the corresponding Covered Fund approved by Great-West, as described below, except if you are in Settlement Phase.”

Securities and Exchange Commission

May 4, 2011

Response

Comment complied with on page 10 of the prospectus by replacing the existing language regarding IRA Rollovers with the suggested language, as follows:

You may fund your IRA with proceeds rolled over or directly transferred from a tax-deferred retirement plan established under Section 401(a), 403(a), 403(b), or 457(b) of the Code (“tax-deferred retirement plan”). If your rollover is from a tax-deferred retirement plan and you have previously elected a Great-West guaranteed lifetime withdrawal product as part of your investments in your tax-deferred retirement plan, your Benefit Base may be equal to your benefit base as it existed under your prior tax-deferred retirement plan immediately prior to your rollover. Your new Benefit Base after the IRA rollover will only equal the benefit base you had under your tax-deferred retirement plan if you: (a) invest the rollover or transfer proceeds covered by the Great-West guaranteed lifetime withdrawal benefit product immediately prior to distribution from the tax-deferred retirement plan in the Covered Fund(s); (b) invest in a corresponding Covered Fund approved by Great-West, as described below, except if you are in Settlement Phase; and (c) you Request the restoration of the benefit base as it existed under your tax-deferred retirement plan. To maintain the same Benefit Base, you must be in the same Phase that you were in at the time of the rollover or transfer after the rollover or transfer is complete. If you do not meet these requirements, a new Benefit Base will be established that is equal to your Covered Fund Value as of the date of the rollover and your Guarantee Benefit fee will be calculated as a percentage of your Covered Fund Value.

Please direct any question or comment to me at 303-737-2013 or to Stephen E. Roth of Sutherland at 202-383-0158.

Very truly yours,

Keith E. Grindstaff
Lead Counsel

CC: Mr. Patrick Scott (via email)